

Mail Stop 3561

April 12, 2017

Marina Funt
President
Remaro Group Corp.
Calle Robles, Casa 25
Quito, Ecuador

> **Re: Remaro Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 31, 2017**
> **File No. 333-215000**

Dear Ms. Funt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2017 letter.

Revenue, page 22

1. You disclose on page 22 that you intend to make revenues directly from charging 25% from the guide's hourly payment. However, based on the contracts filed as Exhibits 10.1 and 10.2 and your interim financial statements, it appears that you have reported all of the amounts paid by the customers as revenue. Please reconcile the apparent inconsistency.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc:    Alan P. Fraade, Esq.
       The Mintz Fraade Law Firm, P.C.